UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MVC Capital, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

553829102

(CUSIP Number)

May 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 553829102

1. Names of Reporting Persons. QVT Financial LP I.R.S. Identification Nos. of above persons (entities only). 11-3694008
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only

4. Citizenship or Place of Organization…Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power…0
6. Shared Voting Power…1,139,016 shares of common stock
7. Sole Dispositive Power…0
8. Shared Dispositive Power…1,139,016 shares of common stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person…1,139,016 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9) 4.69%

12. Type of Reporting Person (See Instructions) PN

Page 2 of 8 pages

CUSIP No. 553829102

1. Names of Reporting Persons. QVT Financial GP LLC I.R.S. Identification Nos. of above persons (entities only). 11-3694007
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only

4. Citizenship or Place of Organization…Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power…0
6. Shared Voting Power…1,139,016 shares of common stock
7. Sole Dispositive Power…0
8. Shared Dispositive Power…1,139,016 shares of common stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person…1,139,016 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9) 4.69%

12. Type of Reporting Person (See Instructions) OO

Page 3 of 8 pages

Item 1(a).	Name of Issuer
MVC Capital, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

Riverview at Purchase, 287 Bowman Avenue, Purchase, New York 10577, United States

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if none, Residence
Item 2(c).	Citizenship

QVT Financial LP

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Partnership

QVT Financial GP LLC

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Liability Company

Item 2(d).	Title of Class of Securities

The title of the securities is common stock, $0.01 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is 553829102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Page 4 of 8 pages

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), QVT Associates LP, QVT Global II L.P., QVT Overseas Ltd. and for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). As of the date hereof, the Fund beneficially owns 27,102 shares of Common Stock, QVT Associates LP, beneficially owns 148,181 shares of Common Stock, QVT Global II L.P. beneficially owns 16,464 shares of Common Stock, QVT Overseas Ltd. beneficially owns 284,254 shares of Common Stock and the Separate Account holds 663,015 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund, QVT Associates LP, QVT Global II L.P., QVT Overseas Ltd. and the Separate Account. Accordingly, as of the date hereof, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 1,139,016 shares of Common Stock, consisting of the shares owned by the Fund, QVT Associates LP, QVT Global II L.P and QVT Overseas Ltd., and the shares held in the Separate Account.

QVT Financial reported beneficial ownership of 10.4% of the class of equity securities in Amendment No. 1 to the Schedule 13G, filed on February 13, 2007. QVT Financial decreased its reported beneficial ownership by more than five percent of the class of equity securities as of May 31, 2007. As of that date, the Fund beneficially owned 55,582 shares of Common Stock, QVT Associates LP beneficially owned 193,217 shares of Common Stock, QVT Overseas Ltd. beneficially owned 370,645 shares of Common Stock, QVT Global II L.P. beneficially owned 21,467 shares of Common Stock and the Separate Account held 665,126 shares of Common Stock. Accordingly, as of May 31, 2007, QVT Financial may be deemed to have been the beneficial owner of an aggregate amount of 1,306,037 shares of Common Stock, consisting of the shares owned by the Fund, QVT Associates LP, QVT Global II L.P. and QVT Overseas Ltd., and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

Each of QVT Financial and QVT Financial GP LLC disclaim beneficial ownership of all shares of Common Stock owned by the Fund, QVT Associates LP, QVT Global II L.P., QVT Overseas Ltd or held in the Separate Account.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon 24,262,566 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 11, 2007.

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Page 5 of 8 pages

0

(ii)	Shared power to vote or to direct the vote

See item (a) above.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following….[X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2007

QVT FINANCIAL LP By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name: Daniel Gold Title: Managing Member

By:	/s/ Lars Bader
Name: Lars Bader Title: Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name: Daniel Gold Title: Managing Member

By:	/s/ Lars Bader
Name: Lars Bader Title: Managing Member

Page 7 of 8 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 27, 2007

QVT FINANCIAL LP By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name: Daniel Gold Title: Managing Member

By:	/s/ Lars Bader
Name: Lars Bader Title: Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name: Daniel Gold Title: Managing Member

By:	/s/ Lars Bader
Name: Lars Bader Title: Managing Member

Page 8 of 8 pages